Exhibit 8

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation	Percent Owned Directly or Indirectly by Registrant

NUR America, Inc.	Delaware, USA	100%
NUR Asia Pacific Ltd.	Hong Kong	100%
NUR DO Brazil Ltda.	Brazil	100%*
NUR Europe S.A.	Belguim	100%*
NUR Japan Ltd.	Japan	100%*

* Ellomay Capital Ltd. (the “Company”) no longer owns these subsidiaries as they were sold in connection with the sale of the Company’s business to Hewlett-Packard Company and several of its subsidiaries, which was consummated on February 29, 2008.